DynaMotive Energy Systems Corporation

                                                FORM 6-K

                                              UNITED STATES
                                   SECURITIES AND EXCHANGE COMMISSION
                                         WASHINGTON, D.C. 20549

                                           -----------------

                                    REPORT OF FOREIGN PRIVATE ISSUER
                                  PURSUANT TO RULE 13a-16 or 15d-16 OF
                                   THE SECURITIES EXCHANGE ACT OF 1934
                                            FOR October 2, 2002

                                    DYNAMOTIVE ENERGY SYSTEMS CORPORATION
                         (Exact name of Registrant as specified in its charter)

                                           -----------------


                                    Suite 105-1700 West 75th Avenue
                                            Vancouver, BC
                                            Canada V6P 6G2
                                            (604) 267-6000
                                (Address of principal executive offices)

                                           -----------------

            [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                                       FORM 20-F  X    FORM 40-F
                                                 ---             ---
            [Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                                       YES         NO  X
                                                ---        ---

            [If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable








                               FORM 27

                   MATERIAL CHANGE REPORT UNDER SECTION 85(1)
                     OF THE SECURITIES ACT (BRITISH COLUMBIA)


1.    Reporting Issuer
      ----------------

      DynaMotive Energy Systems Corporation
      105-1700 West 75th Avenue
      Vancouver, BC V6P 6G2

      Tel. (604) 267-6013

2.    Date of Material Change
      -----------------------

      October 2, 2002

3.    Press Release
      -------------

      October 2, 2002

4.    Summary of Material Change
      --------------------------

      DynaMotive Energy Systems Corporation (OTCBB: DYMTF) and UMA Engineering Ltd. announced today that a Memorandum of Understanding
      (MOU) was signed as the precursor to a strategic alliance agreement to develop commercial pyrolysis projects based on DynaMotive's technology in Canada.

      The work plan includes: technical feasibility, scale-up reviews (first stage successfully completed), and the development of long-term strategies for projects deployment in Canada. The Companies expect to complete the alliance agreement in the next 60 days.

      UMA is a well-respected Canadian company with over 1000 employees in more than 20 offices across Canada. The Group has more than 90 years of experience in engineering and managing projects for clients in both the private and public sectors. UMA's Industrial clients include several companies that have already shown interest in developing BioOil plants and generating Green Power.

5.    Full Description of Material Change
      -----------------------------------

      Please see attached press release

6.    Reliance on Section 85(2) of the Act
      ------------------------------------

      N/A


7.    Omitted Information
      -------------------

      N/A

8.    Senior Officers
      ---------------

      The following senior officer of the Issuer is knowledgeable about the material change and maybe contacted by the Commission at the address and telephone number below.

      Richard C.H. Lin
      Chairman
      6996 Arbutus Street
      Vancouver, BC V6P 5S7
      (604) 267-6013

9.    Statement of Senior Officer
      ---------------------------

      The foregoing accurately discloses the material change referred to herein.


DATED at Vancouver, B.C. as of the 3rd  day of October, 2002


                         DYNAMOTIVE ENERGY SYSTEMS CORPORATION


                             (signed)    "Richard Lin"
                                          Richard C.H. Lin
                                          Chairman




IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.















DYNAMOTIVE ENERGY SYSTEMS CORPORATION          News Release - October 2, 2002
            DynaMotive and UMA to Develop Pyrolysis Projects in Canada.
                      Memorandum of Understanding Signed.

Vancouver, B.C., Canada - DynaMotive Energy Systems Corporation (OTCBB:
DYMTF) and UMA Engineering Ltd. announced today that a Memorandum of Understanding (MOU) was signed as the precursor to a strategic alliance agreement to develop commercial pyrolysis projects based on DynaMotive's technology in Canada.

The work plan includes: technical feasibility, scale-up reviews (first stage successfully completed), and the development of long-term strategies for projects deployment in Canada. The Companies expect to complete the alliance agreement in the next 60 days.

UMA is a well-respected Canadian company with over 1000 employees in more than 20 offices across Canada. The Group has more than 90 years of experience in engineering and managing projects for clients in both the private and public sectors. UMA's Industrial clients include several companies that have already shown interest in developing BioOil plants and generating Green Power.

"We look forward to working with DynaMotive" said Peter Smith, Senior Vice President, Industrial. "Our capabilities and experience in servicing multiple projects match their development plans and provide us with the opportunity to offer cost effective energy solutions to the Forestry and Power industries in Canada. Our firm's commitment to this relationship and our belief in DynaMotive's business potential are reflected in the joint marketing, technology reviews, and project management activities now underway".

Rodolfo L. Guido, Chief Operating Officer of DynaMotive said, "UMA's demonstrated excellence in engineering and managing industrial projects and their strong regional presence across Canada make them an ideal partner for DynaMotive's fast pyrolysis projects currently under consideration in British Columbia, Ontario and Saskatchewan.

Andrew Kingston, President and CEO of DynaMotive said, "We are pleased to have entered into this MOU. UMA's proven expertise and experience will allow us to deliver high quality installations on time and on budget. Over the past months we have jointly established a strong team and we look forward to our first project together."

DynaMotive is an energy systems company that is focused on the development of innovative energy solutions based on its patented pyrolysis system. Through the application of its technology and know how, the Company intends to tap into abundant organic resources that are generally discarded by the agricultural and forest industries at a cost, and economically convert them into a renewable and environmentally friendly fuel. Examples include forestry residues such as wood and bark and agricultural residues such as sugar cane bagasse. The Company has successfully converted each of these residues into BioOil and char making them a renewable and environmentally friendly oil and char reserve that is available worldwide.





For more information on UMA Industrial, please contact Peter Smith at (604) 438-5311 or by email at pjsmith@umagroup.com or visit our website www.umagroup.com.


For more information on DynaMotive, please call:
Corporate Communications    Tel: (604) 267-6009
                            Toll Free (in North America): 1-877-863-2268
                            Fax: (604) 267-6005
                            Email: investor@DynaMotive.com
                            Website: www.DynaMotive.com

In Europe, contact:
Antony Robson   Managing Director   Tel:(44)(0) 20-7518-9380
                                    Fax:(44)(0) 20-7518-9381

For US enquiries, contact:
James Acheson   Chief Operating Officer   DynaMotive Corporation
                                    Tel: (323) 460-4900
                                    Fax: (323) 465-2617
                                    Email: jacheson@DynaMotive.com


Forward Looking Statement
Certain statements contained in this news release, which are not based on historical facts, are forward looking statements as the term is defined in the Private Securities Litigation Reform Act of 1995, and are subject to uncertainties and risks in part detailed in the company's filings with the Securities and Exchange Commission, that may cause actual results to materially differ from projections. Although DynaMotive believes its expectations are reasonable assumptions within the bounds of its knowledge of its businesses and operations; there can be no assurance that actual results will not differ materially from their expectations. Important factors currently known to management that could cause actual results to differ materially from those in forward-looking statements include the company's ability to continue as a going concern; the fact that the company has not achieved positive cash flows; volatility of the company's stock and price; the ability to raise funds for working capital; access to borrowed or equity capital on favorable terms and financing. In light of these risks and uncertainty, there can be no assurance that the forward-looking information contained in this report will, in fact, occur.